Exhibit 12

TXU CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES,

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Year Ended December 31,
	2005	2004	2003	2002	2001
	Million of Dollars, Except Ratios
EARNINGS:
Income from continuing operations before extraordinary gain/(loss) and cumulative effect of changes in accounting principles	$1,775	$81	$566	$105	$532
Add: Total federal income taxes	632	42	252	77	216
Fixed charges (see detail below)	856	761	859	763	838
Preferred dividends of subsidiaries	3	2	5	9	10

Total earnings	$3,266	$886	$1,682	$954	$1,596

FIXED CHARGES:
Interest expense	$817	$705	$791	696	$771
Rentals representative of the interest factor	39	56	68	67	67

Fixed charges deducted from earnings	856	761	859	763	838
Preferred dividends of subsidiaries (pretax)*	4	3	7	16	14

Total fixed charges	860	764	866	779	852

Preference dividends of registrant (pretax)*	14	33	32	38	31

Fixed charges and preference dividends	$874	$797	$898	$817	$883

RATIO OF EARNINGS TO FIXED CHARGES	3.80	1.16	1.94	1.22	1.87

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS	3.74	1.11	1.87	1.17	1.81

*	Preferred/preference dividends multiplied by the ratio of pre-tax income to net income